ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm
Statement of Financial Condition
December 31, 2019 and 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2019___ AND ENDING ___December 31, 2019___

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANICO Financial Services, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Moody Plaza, Suite 1469
(No. and Street)

Galveston, TX   77550-7999

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Suzanne Saunders   281-521-3469

                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – if individual, state last, first, middle name)

2700 Post Oak Boulevard, Ste. 1500	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[√] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Suzanne Saunders__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ANICO Financial Services, Inc.__ , as of __December 31__ , 20__19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

__CFO__
Title



_____
Notary Public

MICHELE S. LORD
Notary Public, State of Texas
Comm. Expires 02-28-2020
Notary ID 483836

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANICO Financial Services, Inc.
December 31, 2019 and 2018

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
ANICO Financial Services, Inc.
League City, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of ANICO Financial Services, Inc. (the Company) as of December 31, 2019 and 2018, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

BKD, LLP

BKD, LLP

We have served as the Company's Auditor since 2012.

Houston, Texas
February 18, 2020

ANICO Financial Services, Inc.
Statements of Financial Condition
December 31, 2019 and 2018

	2019	2018
Assets		
Cash	$ 239,497	$ 222,675
Receivables due from parent for:		
Variable commissions	554	209
Expenses reimbursement	20,633	29,987
Prepaid and other assets	5,518	5,714
Receivable from parent in lieu of income taxes	-	34,785
Total assets	$ 266,202	$ 293,370
Liabilities and Stockholder's Equity		
Liabilities		
Due to dealers for commissions	$ 554	$ 209
Due to parent for:		
Service fees	13,682	13,840
Trade payables and accrued expenses	1,900	29,255
Total liabilities	16,136	43,304
Stockholder's equity		
Common stock, par value $0.01 per share; authorized, issued and outstanding, 100,000 shares	1,000	1,000
Additional paid-in-capital	319,000	319,000
Retained deficit	(69,934)	(69,934)
Total stockholder's equity	250,066	250,066
Total liabilities and stockholder's equity	$ 266,202	$ 293,370

ANICO Financial Services, Inc.
Notes to Financial Statements
December 31, 2019 and 2018

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ANICO Financial Services, Inc. ("ANFS" or "the Company"), is a wholly owned subsidiary of American National Insurance Company ("American National"). ANFS was organized on December 21, 2010, and its sole purpose is to operate as a wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a wholesale broker-dealer under the *Securities Exchange Act of 1934* and received approval from the Financial Industry Regulatory Authority, Inc. (FINRA), as a registered wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3.

The Securities Investor Protection Corporation (SIPC) was created by *the Securities Investor Protection Act of 1970*, (SIPA), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the *Securities Exchange Act of 1934* unless otherwise exempted. For the years ending December 31, 2018 and 2017, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2019 and 2018, the Company's cash accounts did not exceed federally insured limits.

ANICO Financial Services, Inc.
Notes to Financial Statements
December 31, 2019 and 2018

Income Taxes

ANFS accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2019 and 2018, ANFS did not have any transactions that resulted in deferred taxes. ANFS files consolidated income tax returns with American National.

Note 2: Transactions With Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National.

Note 3: Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2019, ANFS had net capital of $223,915, which was $218,915 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.0721 to 1. At December 31, 2018, ANFS had net capital of $179,580, which was $174,580 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.2411 to 1.

Note 4: Subsequent Events

Subsequent events have been evaluated through February 18, 2020, which is the date the financial statements were issued.